File No. 812-13493

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE

INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM

THE PROVISIONS OF SECTIONS 12(D)(3)OF THE INVESTMENT COMPANY ACT OF 1940

Submitted By

AMERICAN CAPITAL, LTD. and

AMERICAN CAPITAL, LLC

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Comments and Questions Should Be Directed to:

Thomas S. Harman, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 739-5662

Page 1 of 30 sequentially numbered pages (including exhibits).

Exhibit Index appears on sequential page number 26.

Date: November 23, 2011

I.	INTRODUCTION	3

II.	THE COMPANY	4

	A. Funds Managed by the Company’s Subsidiaries	5

	B. The Company’s Management and Board of Directors	7

	C. American Capital, LLC	7

	D. Relationship Between the Company and AC LLC	8

III.	REASONS FOR REQUEST	10

	A. The Growth and Increased Profitability of the Company	10

	B. Preservation of the Company’s Corporate Structure	11

IV.	DISCUSSION OF AUTHORITY	13

	A. Section 6(c) of the 1940 Act	13

	B. Section 12(d)(3)	13

	C. Rule 12d3-1 under the 1940 Act	14

	D. Ownership of AC LLC is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions	15

	E. The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers	20

	F. Maintaining Ownership of AC LLC is Consistent with the Protection of Investors	22

	G. Allowing the Company to Continue to Hold AC LLC is Appropriate in the Public Interest	22

	H. Conclusion	23

V.	CONDITIONS	23

VI.	THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT	24

VII.	AUTHORIZATION	24

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: American Capital, Ltd. and American Capital, LLC 2 Bethesda Metro Center 14th Floor Bethesda, Maryland 20814 File No. 812-13493

AMENDMENT NO. 2 TO

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c)

OF THE INVESTMENT

COMPANY ACT OF 1940

GRANTING AN EXEMPTION

FROM THE PROVISIONS OF

SECTION 12(d)(3) OF THE

INVESTMENT COMPANY ACT

OF 1940

I. INTRODUCTION

American Capital, Ltd. (the “Company”), a business development company (“BDC”) within the meaning of Section 2(a)(48)1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and American Capital, LLC (“AC LLC”), a limited liability company wholly owned by the Company that proposes to register as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”) (the “Applicants”), hereby submit this Amendment No. 2 to its application (“Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act, to the extent necessary, in order to allow the Company to continue to hold up to 100% of the outstanding membership interests of AC LLC at such time as AC LLC is required to become a registered investment adviser, or should one or more of AC LLC’s subsidiaries register with the Commission as an investment adviser. The Company believes it would cause substantial economic harm to the Company and, thus, the Company’s stockholders, for the Company to be forced to divest itself of AC LLC.2

The Company formed AC LLC on March 22, 2007, and owns 100% of AC LLC’s membership interests. AC LLC currently relies on the registration exemption set forth in Section 203(b)(3) of the Advisers Act, which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission. By as early as the effective date of Title IV of the Dodd-Frank Wall Street Reform and Consumer Protection Act, named the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”), which eliminated the 15 client exemption upon which AC LLC was relying, AC LLC will no longer be exempt

[1]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities, and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

[2]

The Company will only rely on the Order with respect to its investments in AC LLC and the AC Subs, including any other investment adviser subsidiary in which AC LLC maintains at least a majority voting interest.

from registration and, based on its assets under management, will be required to register with the Commission.3

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section IV.D., the Company notes that the Commission has granted similar relief to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, and General American Investors Company, Inc.

AC LLC currently manages a number of private investment funds and two public real estate investment trusts (“REITs” and collectively, the “Funds”) through its subsidiaries (which are listed under II.A. below) (together, the “AC Subs”).4 In addition, AC LLC may, from time to time, deem it appropriate to establish one or more additional subsidiaries through which it may manage one or more additional funds or REITs. Depending on the type of investment fund or REIT, such adviser subsidiaries may be required to register with the Commission as investment advisers (or be covered by AC LLC’s registration).5

II. THE COMPANY

The Company was incorporated in Delaware in 1986 to provide financial advisory services to and invest in small and medium sized businesses. On August 29, 1997, the Company completed an initial public offering (“IPO”) of 10,382,437 shares of its common stock and simultaneously became a non-diversified, closed-end investment company and elected to be regulated as a BDC under the 1940 Act. On October 1, 1997, the Company began operations so as to qualify to be taxed as a regulated investment company, as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). Following the IPO, the Company materially changed its business plan and format from structuring and arranging financing for buyout transactions on a fee-for-services basis to being primarily a lender to and investor in small and medium sized companies. The Company’s common stock is traded on The NASDAQ Global Select Market under the symbol “ACAS.” Subsequent to its IPO, the Company has completed 32 follow-on offerings of its stock, raising $6.7 billion in gross proceeds. As of October 28, 2011, the Company had 344,801,272 shares of common stock issued and outstanding and, directly and through AC LLC, assets under management of approximately $56.6 billion.

[3]

Neither AC LLC nor any of the AC Subs qualify for any exemption from registration available under rules recently adopted by the Commission. Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Release No. IA-3222 (June 22, 2011) (adopting release).

[4]

AC LLC does not currently, but may in the future, act as sub-adviser or sub-manager to private investment funds. Any reference in this Application to AC LLC serving as a manager is intended to also encompass any sub-advisory and sub-management services.

[5]

To the extent it is determined that a subsidiary of AC LLC is required to register with the Commission as an investment adviser, this request for relief is intended to cover the continued ownership by AC LLC of the subsidiaries.

The Company’s primary business objectives are to increase its net operating income and net asset value by investing primarily in senior debt, subordinated debt and equity of middle market businesses with attractive current yields and potential for equity appreciation and realized gains. It has grown significantly since its IPO and is now the largest BDC by assets under management. The Company’s investments in portfolio companies typically range from $10 million to $300 million. Most of the Company’s investments are made in connection with buyout transactions, which are sponsored either by the Company or another entity. The Company also makes investments in certain structured financial products and in alternative asset funds managed by AC LLC, including, to a limited extent described below, in certain of the Funds.

A.	Funds Managed by the Company’s Subsidiaries

In pursuing its primary business objectives, the Company has evolved into a leading global alternative asset manager. In addition to managing the Company’s assets and providing management services to the Company’s portfolio companies, the Company has created a number of Funds, which are briefly described below, that are managed by the AC Subs.

American Capital Equity I, LLC (“ACE I”) is a private equity fund organized in September 2006 with assets of approximately $500 million as of September 30, 2011. ACE I is managed by American Capital Equity Management, LLC (“ACEM”). American Capital Equity II, LP (“ACE II”) is a similar private equity fund and had assets of approximately $200 million as of September 30, 2011. ACE II was organized in September 2007 and is managed by American Capital Equity Management II, LLC (“ACEM2”). The Company is not an investor in ACE I or ACE II, but both entities are equity co-investors alongside the Company in certain of the Company’s existing portfolio companies. At their respective creation, each of ACE I and ACE II purchased a set percentage of the Company’s equity interests in certain existing portfolio companies and established an undrawn commitment for support and follow-on investments at these portfolio companies. ACE I also made an additional $330 million commitment for future equity investments alongside the Company; however, this commitment has been exhausted. ACE I and ACE II do not invest in new investment opportunities with the Company but may be required to provide financial support alongside the Company to existing companies in their portfolio.

ACAS CLO 2007-1, Ltd. (“ACAS CLO-1”) is a private investment fund established in March 2006 that invests primarily in broadly syndicated and middle market senior secured loans. ACAS CLO-1 had assets of approximately $400 million as of September 30, 2011 and is managed by American Capital Asset Management, LLC (“ACAM”). ACAS CLO-1 is currently in a reinvestment period. The Company holds secured and subordinated notes, valued at $23.1 million as of September 30, 2011 issued by ACAS CLO-1.

ACAS CRE CDO 2007-1, Ltd. (“ACAS CRE CDO”) is a private investment fund established in April 2007, which invested in commercial mortgage-backed securities. American Capital CRE Management, LLC (“ACREM”) serves as the collateral administrator for ACAS CRE CDO. ACAS CRE CDO had a fair market value of $0 as of September 30, 2011 and is not currently in a reinvestment period. The Company owns certain subordinated bonds issued by ACAS CRE CDO; however, the Company realized a loss for tax purposes on its investment in the subordinated bonds in 2010.

The private funds referenced above rely on Section 3(c)(7) of the 1940 Act as the basis for their exemption from the registration requirements of the 1940 Act. The Company has other private funds in various stages of development.

American Capital Agency Corp. (“AGNC”) is a mortgage REIT established in 2008 that invests primarily in residential mortgage backed securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government-sponsored entity. AGNC’s common stock is traded on The NASDAQ Global Select Market under the symbol “AGNC” and had assets of approximately $47 billion as of September 30, 2011. AGNC is externally managed and advised by American Capital AGNC Management, LLC (“AC Agency”). The Company is not currently an investor in AGNC.

American Capital Mortgage Investment Corp. (“MTGE”) is a mortgage REIT, which commenced operations in August 2011 and invests in a leveraged portfolio of agency mortgage investments, non-agency mortgage investments and other mortgage-related investments. As of September 30, 2011, MTGE had assets of approximately $1.9 billion and is traded on The NASDAQ Global Select Market under the symbol “MTGE”. As part of MTGE’s initial public offering, the Company acquired approximately $25 million of MTGE’s common stock at the initial public offering price in a private placement. The Company is contractually limited in its ability to dispose of these shares until August 3, 2012. MTGE is externally managed and advised by American Capital MTGE Management, LLC (“AC Mtge”).

European Capital Limited (“ECAS”) is an investment fund incorporated in Guernsey in August 2005, which invests in pan-European equity, mezzanine and senior debt investments. ECAS is wholly-owned by the Company, and as of September 30, 2011, it had assets of approximately $1.6 billion. ECAS is managed by European Capital Financial Services (Guernsey) Limited (“ECFSG”) and is sub-advised by European Capital Financial Services Limited, a private limited company incorporated under the laws of England and Wales (“ECFS”). ECFS is currently registered with and regulated by the U.K. Financial Services Authority. ECFSG is currently registered with and regulated by the Guernsey Financial Services Commission.

ACEM, ACEM2, ACAM, ACREM and ECFSG are each wholly owned by AC LLC, which, in turn, is wholly owned by the Company. ECFS is wholly owned by ECFSG. AC Agency and AC Mtge are wholly owned subsidiaries of American Capital Mortgage Management, LLC (“ACMM”). ACMM is majority owned by AC LLC. The other investor in ACMM is an employee of ACMM, who owns a less than 25% economic (not voting) interest. ACEM, ACEM2, ACAM, AC Agency, AC Mtge and ECFSG earn base management fees based on the gross assets or net asset value of the Fund each manages and certain of them earn incentive income based on the performance of the Funds. ACREM earns collateral administration fees based on the collateral balance in ACAS CRE CDO. In the twelve months prior to September 30, 2011, ACEM, ACEM2, ACAM, ACREM, AC Agency, AC Mtge and ECFSG, collectively through AC LLC, distributed $34.2 million to the Company. In the same period, ACE I, ACE II, ACAS CLO-1, ACAS CRE CDO, AGNC, MTGE and ECAS collectively made over $31.6 billion of investments and, as of September 30, 2011, held approximately $50.9 billion in assets.

B.	The Company’s Management and Board of Directors

The Company is internally managed with an eight member board and a senior management staff consisting of eight executive officers (one of whom is also a director). Seven of the eight current members of the board are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act (“Disinterested Directors”). All of the current non-employee directors of the Company are Disinterested Directors. The Company’s investment decisions are either made by the board, based on recommendations of the executive officers of the Company, or, for investments that meet certain objective criteria established by the board, by the executive officers of the Company, under authority delegated by the board. The Company does not have an external “investment adviser” within the meaning of Section 2(a)(20) of the 1940 Act.

In addition to approving investment decisions, the Company’s directors are actively involved in the oversight of the Company’s affairs and the Company relies extensively on the judgment and experience of its directors. Quarterly in-person meetings of the board are generally held at the Company’s executive offices in Bethesda, Maryland. These meetings are lengthy and comprehensive. The board also meets by telephonic conference call generally on a monthly basis to hear reports on the prior month’s investing activities and on other occasions as needed. During the calendar year that ended December 31, 2010, the board held 18 formal meetings.

At each quarterly board meeting, the directors generally discuss the Company’s financial and operating performance during the preceding quarter, current performance through the date of the meeting and projections for future performance and consider strategic issues involving the Company. As part of the board’s analysis of financial and operating performance, the board values the Company’s assets on a quarterly basis, generally during the regular quarterly board meetings. At the regular telephonic meetings, the board primarily considers reports on investing activities and investment proposals, and it also addresses other current or pending issues. Additionally, the directors may declare any quarterly dividends and discuss other matters, including: (i) the annual budget and operating plans and any revisions thereto; (ii) credit and loan policies; (iii) marketing; (iv) leverage, asset and liability management; (v) funding, liquidity and capital resources; (vi) stockholder relations; (vii) legal, accounting, taxation, regulatory and compliance matters; and (viii) strategic direction and opportunities.

The Company and its management rely on the non-employee directors for, among other things, guidance and advice on operational issues, underwriting policies, credit policies, asset valuation and strategic direction. Management also regularly communicates with the non-employee directors on an individual basis in order to solicit their ideas and advice with respect to prospective investments and transactions, as well as operational matters. In addition to attending board meetings, the non-employee directors also serve on the three committees of the board; namely, the Executive Committee, the Audit and Compliance Committee and the Compensation and Corporate Governance Committee.

C.	American Capital, LLC

AC LLC is a Delaware limited liability company, which was created in March 2007 and is wholly-owned by the Company. AC LLC is a holding company for the alternative asset fund management entities owned by the Company, indirectly managing the Funds through the AC

Subs. As noted above, AC LLC currently has six subsidiaries, five of which are wholly owned and one of which, ACMM, is wholly-owned by the Company with one employee of ACMM owning a less than 25% economic (non-voting) interest. ACEM, ACEM2, ACAM, ACREM and ECFSG do not have any employees. ECFSG has a sub-management agreement with ECFS, and management and administrative services for ECAS are provided by the employees of ECFS. ECFS has 46 employees located in Paris and London. Management and administrative services for ACEM, ACEM2, ACAM and ACREM are provided by employees of the Company. ACMM had 22 employees as of October 31, 2011. Management and some support services for AGNC and MTGE are provided by employees of ACMM, and additional services are provided by the Company through an administrative services agreement. AC LLC through the AC Subs generally earns base management fees based on the gross assets or net asset value of the Funds and may earn incentive income, or a carried interest, based on the performance of the Funds. As of September 30, 2011, AC LLC and the AC Subs had total assets under management of over $50.9 billion.6 AC LLC will register as an investment adviser under the Advisers Act as required under the 2010 Act.

D.	Relationship Between the Company and AC LLC

The Company and AC LLC each benefit from their mutual relationship. Their respective businesses are complementary. The Company primarily invests in senior and mezzanine debt and equity in buyouts of private companies it sponsors or sponsored by other private equity funds and provides capital directly to early stage and mature private and small public companies. The Company refers to its investments in these companies as its private finance portfolio. The Company also invests in structured financial product investments including commercial mortgage backed securities, commercial collateralized loan obligation securities and collateralized debt obligation securities. The Company’s primary business objectives are to increase its net income and net asset value by making investments with attractive current yields and/or potential for equity appreciation and realized gains.

The Company’s alternative asset fund management business is conducted through AC LLC. In general, the AC Subs enter into management agreements with the relevant Funds. The Company enters into service agreements with AC LLC to provide it with additional asset management service support. Through these agreements, the Company provides investment advisory and oversight services to AC LLC, as well as access to its employees, infrastructure, business relationships, management expertise and capital raising capabilities. The Company charges AC LLC a fee based on allocation of costs for the use of these services. AC LLC generally earns base management fees based on the gross assets of the private investment funds under management and may earn incentive income, or a carried interest, based on the performance of the private investment funds. AC LLC earns base management fees on the REITs’ shareholders’ equity, as defined in their management agreements. The respective fee arrangements reflect arms length negotiations and prevailing market comparables for similar investment vehicles.

[6]

Given AC LLC’s current assets under management, it will be required to be registered with the Commission as required by the 2010 Act by March 30, 2012, as described in the April 8, 2011 letter from Robert Plaze, then-Associate Director of the SEC’s Division of Investment Management, to the North American Securities Administrators Association.

Accordingly, rather than being in competition with one another, the Company and AC LLC are able to share robust and centralized administrative support, accounting, legal, compliance, operations, technology and investor relations functions. ACEM, ACEM2, ACAM and ACREM share investment personnel, who are employed by the Company, and also perform certain investment functions for the Company. Employees of ECFS provide investment management and support services to ECAS. AC Agency and AC Mtge share investment personnel, who are employed by ACMM.

The Company and the Funds co-invest under certain circumstances, as described above, such as when seeding a fund, such as MTGE, or side-by-side with funds, such as ACE I or ACE II, under on-going fixed percentages as set forth in applicable operating documents. The REITs make similar investments to each other only to a limited extent in agency securities. To the extent that they do make overlapping investments, such investments are not limited in supply or otherwise of scarce opportunity. In addition, the REITs have proposed an investment allocation policy to govern such situations. ACAS CRE CDO is not currently in a reinvestment period. ACAS CLO-1 is currently in a reinvestment period, but it makes investments different from the other Funds. ACAS CLO-1 may invest in the same investments as the Company, but as a third-party investor. ECAS is wholly-owned by the Company and invests predominantly in European debt and equity transactions. Thus, as a practical matter, there are generally no investment allocation conflicts between the Company and the Funds.

Because the Company is the sole owner of AC LLC and will maintain a majority voting interest in AC LLC, the Company believes that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts of interest arising is low. However, the Company and AC LLC are focused on ensuring that any potential conflicts of interest are identified and addressed. For example, as set forth in the applicable offering documents, the Company may not buy from or sell investments to ACE I or ACE II without the consent of a majority of the investors by aggregate value. ACAS CLO-1 also has restrictions in place that limit the purchase of sale of assets with the Company unless the terms and conditions are no less favorable than those obtainable in an arm’s length transaction and in accordance with all applicable laws.

In addition, there may be situations in which the Company and one of the Funds might invest in different instruments issued by the same company. Currently, this could occur where the Company provides second lien or mezzanine debt and ACAS CLO-1 is participating as a syndicate member in providing first lien debt. It is possible that if the borrower’s financial performance and condition deteriorates such that one or both investments are or could be impaired, then the Company and AC LLC might face a conflict of interest given the difference in seniority of the respective investments. In such situation, the Company’s and AC LLC’s legal and compliance team would generally implement procedures to restrict communications between investment professionals regarding such investments, such as investment sharing barriers, so that, consistent with their fiduciary duties, those investment professionals are not conflicted when making decisions that are in the best interests of their respective clients.

The Company and AC LLC maintain investment committees that follow consistent processes for investment decisions. The investment committees are comprised of the Company’s senior officers whose composition varies depending on the nature of the proposed investment. The members of the investment committees vote separately on behalf of each Fund, where applicable. The Company believes that this structure facilitates the detection and avoidance of potential conflicts of interest throughout the investment process as well as during the time a portfolio investment is held.

III. REASONS FOR REQUEST

A.	The Growth and Increased Profitability of the Company

The Company believes that registering AC LLC as an investment adviser and maintaining a majority ownership of its voting interests will enable the Company to continue to increase its earnings potential through AC LLC’s existing advisory business, as well as other potential advisory business, and maintain and, ultimately, increase the profitability of the Company. The Company further believes that maintaining and increasing assets under management in this manner is in the best interests of the Company and its stockholders because: (1) the profits derived from it benefit the Company’s stockholders; (2) AC LLC generally provides a predictable and relatively stable stream of fee-based revenue to the Company and the Company’s stockholders; (3) it provides the Company with additional diversification; and (4) as AC LLC’s assets under management grow, it could provide for increased profitability for the Company and its stockholders without a proportionate increase in expenses.

1.	Benefit to the Company’s Stockholders

Registering AC LLC as an investment adviser and maintaining a majority ownership of its voting interests will benefit the Company’s stockholders by allowing them to benefit from the investment advisory activities of AC LLC and any other future advisory clients of AC LLC without exposing them to the corresponding investment risks of those investment activities. As the assets under the management of AC LLC increase, the revenue generated by the advisory fees should also increase. The increased revenue should, in turn, result in greater profits for the Company and its stockholders. Because the Company’s profits accrue to the benefit of its stockholders, they indirectly share in AC LLC’s profits. Although it is difficult to predict what future profits are likely to be, they will almost certainly continue to augment the profits earned by the Company currently.

2.	Stable Stream of Fee-Based Revenue

AC LLC further benefits the Company’s stockholders by generating a relatively stable stream of fee-based revenue. The growth of AC LLC should provide a stable stream of fee-based revenue to the Company, which will enable the Company to continue to grow and diversify its investments, ultimately benefiting the Company’s stockholders.

3.	Increased Diversification of the Company’s Assets

The Funds have resulted in the Company’s creation of a broadly diversified portfolio of asset managers. AC LLC thus diversifies the Company’s assets, which further benefits the Company’s stockholders.

4.	Increased Profitability

In addition to the immediate fee-based revenue from the Funds, the growth of AC LLC’s assets over time should generally reduce AC LLC’s operating expense ratios and, thus, generate more revenue for the Company. AC LLC’s operating expenses as a proportion of its revenues are likely to decline as AC LLC’s assets under management increase, because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. AC LLC enables the Company and its stockholders to benefit from the economies of scale of a single organization and to take advantage of lower operating expenses. Over time, the Company’s stockholders should gain additional profitability without a proportionate increase in expenses.

The Company’s management and its board have considered each of the above factors and believe that ensuring the ability to continue to own and invest in AC LLC is in the best interests of the Company’s stockholders and its business. Decisions regarding the disposition of AC LLC, the AC Subs and other investments held by the Company are made by the Company’s management, in consultation with the board as appropriate, and, accordingly, the Company has not submitted a vote to stockholders regarding its ongoing investment in AC LLC. In the absence of the requested exemptive relief, the Company could be left with the undesirable option of selling its current ownership interests in AC LLC to an unaffiliated third party. Such a disposition would eliminate any opportunity for the stockholders of the Company to benefit from AC LLC’s growth. The Company currently provides information regarding its investment in AC LLC to its stockholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other significant investments. Any material risks to the Company and its business from the growth in its investment in AC LLC and the expected growth of AC LLC would also be identified and publicly disclosed.

B.	Preservation of the Company’s Corporate Structure

Registering AC LLC as an investment adviser and maintaining a majority ownership of its voting interests by the Company is consistent with the corporate structure that the Company has pursued to date as described above. The organizational structure of the Company and its investment management affiliates enables the Company to expand its operations in an efficient manner while ensuring that the Funds receive the specialized investment management services necessary to help ensure successful performance. In addition to the operational efficiencies afforded by this structure, the structure could assist the Company in preserving its status as a “regulated investment company” (“RIC”) under Subchapter M of the Code. The Company has determined that it did not qualify as a RIC under the Code for its tax year ended September 30, 2011 because it did not meet the Code’s quarterly portfolio diversification requirements. Therefore, the Company was subject to taxation as a corporation under Subchapter C of the Code for its tax year beginning October 1, 2010 and ending September 30, 2011. The Company expects that for income tax purposes, it will have a net operating loss and net capital losses. for its tax year ended September 30, 2011. Under Subchapter C of the Code, the Company will be able to carry these losses forward to its succeeding tax years. In addition, while subject to Subchapter C of the Code, the Company will not be subject to the dividend distribution requirements applicable to RICs.

If the Company requalifies to be taxed as a RIC in future tax years and elects to be subject again to taxation under Subchapter M, the Company would be subject to the rules under Subchapter M, including those related to annual distribution requirements and the composition of our gross income and investments portfolio. This change in tax status does not affect the Company’s status as a BDC under the 1940 Act or its compliance with the portfolio composition requirements of that statute.

Other than this recent status change, for each of its taxable years prior to its taxable year ended September 30, 2011, the Company complied with Subchapter M of the Code in order to qualify and, thus, be taxed as a RIC since its election to be regulated as a BDC under the 1940 Act. Taxation as a RIC relieves the Company of federal income tax on its net investment income and net realized capital gains, if any, to the extent that they are distributed to stockholders. The Code imposes a number of requirements with which the Company must comply in order to maintain its status as a RIC and receive pass-through tax treatment. Among these requirements is the requirement that at least 90% of the Company’s gross income be derived from, among other things, dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities (the “90% test”).7 Income earned from investment advisory services conducted by the Company itself generally does not qualify as “good income” under the 90% test. Therefore, a fund desiring to maintain its status as a RIC must restrict the income it earns from the provision of advisory services to less than 10% of its gross income. Though the Company failed to satisfy the RIC diversification test for its most recent tax year, it still anticipates meeting the 90% test.

At present, AC LLC and its subsidiaries are treated as disregarded entities under the Code. The net income earned by AC LLC from advisory fees may be paid to the Company or retained by AC LLC, but as a disregarded entity all income earned by AC LLC is attributed to the Company, regardless of whether it is actually distributed to the Company. Under this current structure, income earned by AC LLC will likely not qualify as “good income” for purposes of the 90% test. In the future, if income derived from AC LLC increases to a degree that the Company risks failing to meet the 90% test and thereby losing its RIC status, AC LLC or any of its subsidiaries may elect to be taxed as a corporation under the Code. If AC LLC or any subsidiary were to become a corporation for tax purposes, those entities would be subject to tax as a C corporation and the income of those entities would not be treated as income of the Company. Moreover, any distributions which are treated as dividends paid by AC LLC to the Company would be treated as “gross income derived from dividends” for the purpose of the Code and qualify as “good income” for purposes of the 90% test. By monitoring the composition and amount of the income it reports from AC LLC and proactively taking steps to ensure compliance with the 90% test in this manner, the potential status of the Company as a RIC under the Code should thus not be jeopardized regardless of the amount of investment advisory fees earned by AC LLC. Therefore, the existence of the Company’s majority ownership of the outstanding voting interests of AC LLC is not only consistent with the business model the Company has developed to date, it also should not affect the Company’s ability to maintain its RIC status while increasing the earnings potential of the Company through the expanded provision of investment management services.

[7]	See Code § 852(a)(1).

Accordingly, the Company believes that furthering the Company’s growth through the retention of AC LLC, without endangering the Company’s potential status as a RIC, is in the best interests of Company stockholders.

IV. DISCUSSION OF AUTHORITY

A.	Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act authorizes the Commission to grant an exemption from any provision of the 1940 Act when an applicant can demonstrate that the proposal is in the public interest and consistent with the protection of investors. Section 6(c) provides that:

The Commission, ...by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

B.	Section 12(d)(3) of the 1940 Act

Section 12(d)(3) of the 1940 Act provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which .. . . are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 of the 1940 Act states that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company currently wholly owns AC LLC. However, it is not expected that AC LLC would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.8 Provided it becomes necessary for AC LLC to register as an investment adviser and the “related activities” phrase of Section 12(d)(3)(B) is not interpreted to include investment advisory services, then the Company’s current ownership of AC LLC would cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued. As a practical matter, this would require the Company to dispose of its interests in AC LLC, which, as noted above, would cause substantial economic harm to the Company and, thus, its stockholders. A forced sale by the Company of its interest in AC LLC would also cause defaults and trigger the redemption rights of lenders under various debt agreements of the Funds.

C.	Rule 12d3-1 under the 1940 Act

Rule 12d3-1 under the 1940 Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

(a) Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b) Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

However, Rule 12d3-1(c)(1) provides that, notwithstanding paragraphs (a) and (b) of the rule, the rule does not exempt the acquisition of a general partnership interest.

Since the Company expects that all of AC LLC’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a

[8]

While the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the SEC in investment company status contexts has taken the position that “primarily engaged” means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

majority of the outstanding membership interests of AC LLC, the exemptions from Section 12(d)(3) under Rule 12d3-1(a) and (b) would not be satisfied by the Company’s continued ownership of, and investment of additional capital into, AC LLC. Further, the Company may not be able to rely on Rule 12d3-1(a) or (b) due to Rule 12d3-1(c)(1), because the Company’s ownership interest in AC LLC could be deemed tantamount to a general partnership interest within the meaning of Rule 12d3-1(c)(1), for which no relief is provided.

As more fully set forth below, the Company believes that its ownership of AC LLC is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies (a BDC is defined by the 1940 Act to be a closed-end investment company9) to allow those companies to establish an investment adviser subsidiary.10 Moreover, absent the limitations imposed by the Code, the Company would be permitted to engage directly in the activities to be conducted by AC LLC without the need for exemptive relief.

D.	Ownership of AC LLC is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The legislative history of the 1940 Act does not specifically indicate the abuses intended to be eliminated by the prohibition against an investment company holding an interest in a registered investment adviser, except under limited circumstances. However, as noted by the Commission in Investment Company Act Release No. 19204 (Jan. 4, 1993) (proposing amendments to rule 12d3-1 under the 1940 Act, exempting investment in certain issuers in securities-related businesses from the prohibitions of Section 12(d) (3)), it appears that Congress had two purposes in adopting Section 12(d)(3):

First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses ... A second purpose appears to have been to prevent potential conflicts of interest and reciprocal practices .... The provisions of the section generally are intended to prevent “pyramiding” and other cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.

The Company’s retention of its majority ownership of AC LLC does not present the concerns against which Section 12(d)(3) apparently was intended to safeguard, namely the

[9]	See Section 2(a)(48), supra note 1.

[10]

Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and registered investment adviser.

entrepreneurial risks of securities related businesses and conflicts of interest and reciprocal practices. Evidence suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.11 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”12 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities related businesses were organized as privately held general partnerships.13 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.14

The risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3), because many formerly closely-held securities-related businesses have reorganized into structures that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository (“IARD”) as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 3.23% of registered investment advisers that were organized as partnerships.15

AC LLC does not expose the Company’s stockholders to the risk of unlimited liability because AC LLC is organized as a limited liability company. Further, each of the AC Subs is organized as a limited liability company and a separate entity.

Section 12(d)(3) was further intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses, “which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers...”16 As with the 1940 Act in general, Section 12(d)(3) was an attempt to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate

[11]

See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies...”).

[12]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993).

[13]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

[14]

See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (According to the release, in 1940 most securities related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses.).

[15]

Evolution-Revolution: A Profile of the Investment Adviser Profession (2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies). 15 U.S.C. § 80a-1(b)(2) (1940).

[16]	15 U.S.C. § 80a-1(b)(2) (1940).

investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).17 For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.18 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.19

Further, the procedures and policies that the Company has adopted with respect to AC LLC and the methods of operations proposed will ensure that the Company will continue to be operated and managed in the interests of its stockholders and that ownership by it of AC LLC will otherwise be consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. At such time as AC LLC is required to register as an investment adviser under the Advisers Act, it will maintain formal policies and procedures related to its operations (including appointing a chief compliance officer), which are designed to ensure that management of AC LLC is conducted in the best interests of the Funds, as well as the shareholders of AC LLC.

Another problematic practice that Section 12(d)(3) was intended to address is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.20

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.21 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or

[17]	H.R. Doc. N. 707, 75th Cong., 3d Sess. (1938).

[18]	Id. Part I, at 76-77.

[19]	Id.

[20]

Id. Part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

[21]

See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

controlled financial intermediaries such as broker-dealers, investment advisers, underwriters and insurance companies.22

Applicants do not believe the registration of AC LLC presents the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3).23 Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. As discussed previously, the Company is a well-established and financially successful BDC, which has an extensive investment schedule of portfolio companies. As a result, AC LLC would, as a registered investment adviser, remain but a single component of a much larger organization, and will not be in a position to exercise control or influence over the Company. Similarly, because the Company would only sell a minority interest in AC LLC in a private transaction, there will be no publicly-traded securities to “prop” up.

Moreover, because the Company expects to continue to operate as an internally-managed BDC, it will not be dependent on AC LLC for the provision of investment advice or other services. In addition, while the Company’s intent is for AC LLC to continue its growth and success, which, in turn inures to the benefit of the Company’s stockholders, the Company’s financial success will not be dependent upon AC LLC’s success.

On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief. In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).24 The Commission later substantively amended Rule 12d3-1 in 198425 and 1993.26

Allowing the Company to maintain its investment in AC LLC is consistent with the general intent behind the adoption of Rule 12d3-1. When Rule 12d3-1 was adopted in its original form in 1964, the Commission noted that “[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios.”27 The Commission further noted that “[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and

[22]	See id.

[23]

This is particularly true given that the Company, absent any concerns about its status as a RIC under Subchapter M of the Code, could engage directly in the same investment management business proposed to be engaged in by AC LLC.

[24]	See Release 4044, supra note 21.

[25]

See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

[26]	See Investment Company Act Release No. 19716 supra note 12.

[27]	See Release 4044, supra note 21.

the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests.”28

Thus, in adopting Rule 12d3-1, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities, as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

In the present case, the Company is requesting that the Commission allow it to maintain its investment in AC LLC, which engages in the same business as the Company, but with a primary focus on alternative asset management and REIT management. Given the clear differences in, and complementary nature of, the two business models, the Company submits that this does not raise the issues regarding entrepreneurial risk and conflicts of interest and reciprocal practices that Section 12(d)(3) was designed to prevent.

The Company believes that an exemption from Section 12(d)(3) is warranted where a BDC maintains majority ownership of a registered investment adviser. It will permit the Company to continue to realize the increase in the value of a company in which it has invested considerable resources. Allowing the Company to maintain ownership of AC LLC is both consistent with the purposes fairly intended by the 1940 Act’s policies and provisions, and advances the primary purpose behind the legislation that created BDCs by amending the 1940 Act in 1980 – namely, “to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities . . .; [and to] encourage increased cooperation . . . to promote capital formation.”29 Further, as previously noted, if the requested relief is not granted, the Company will be forced to dispose of the Company’s current membership interests in AC LLC when it is required to register with the Commission as an investment adviser.

As a condition to the Company’s requested relief, the Company will not dispose of any of its membership interests in AC LLC if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of AC LLC unless the Company disposes of 100 percent of its membership interests in AC LLC in order to prevent the Company from becoming a minority owner of AC LLC. This condition is designed to ensure that the Company will retain unfettered control over AC LLC, including the power to control any activities or policies of AC LLC that affect the Company. It protects the Company from potential conflicts of interest and reciprocal practices by making it impossible for the Company to become a minority owner of AC LLC.

Further, as a condition to the Company’s requested relief, the board of directors of the Company will review at least annually the investment management business of the Company and AC LLC in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of AC LLC and, if appropriate, will approve (by

[28]	See Release 4044, supra note 21.

[29]	S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

E.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary. For example, The Vanguard Group, Inc. (“TVGI”) obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.30 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and AC LLC that do not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds. Furthermore, the need for the relief requested is even more compelling in the present request for relief than that presented in the Vanguards Funds application because there, no harm would come to the Vanguard Funds if relief were not granted because the relationship was, at that point, theoretical. In contrast, the relationship between the Company and AC LLC is currently existing and well-established and, as noted above, if the relief is not granted, there will be actual harm to the Company and, thus, the Company’s stockholders.

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed closed-end investment companies, which are functionally and structurally similar to the Company, to establish investment adviser subsidiaries.31 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.32 This request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because AC LLC will not serve as an investment adviser to the Company.

[30]

See Investment Company Act Release Nos. 8644 (Jan. 17, 1975)(notice) and 8676 (Feb. 18, 1975)(order)(permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977)(notice) and 9664 (Mar. 4, 1977)(order)(permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

[31]

See General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980)(notice) and 11396 (Oct. 10, 1980)(order)(by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993)(order)(pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996)(notice) and 21949 (May 10, 1996)(order)(pursuant to delegated authority).

[32]	The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a REIT organized by PMC Capital, Inc.

In 1996, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.

Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.

Because New LEVCO would be Baker Fentress’ investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(19), so that Baker Fentress’ directors would not be deemed to be “interested” persons of Baker Fentress solely because of Baker Fentress’ ownership of New LEVCO. As stated previously, the Company’s request for exemptive relief does not raise this issue because AC LLC will not be responsible for advising the Company. In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Company’s request for relief does not raise any Section 17 or, for that matter, Section 57 concerns because Rule 57b-1 generally exempts transactions with a downstream affiliate of the Company like AC LLC. Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company’s ownership of AC LLC does not raise similar concerns.

While the PMC Capital, Inc., General American Investors Company, Inc., and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Company’s request, they each involved additional facts or circumstances that necessitated additional relief similar to the Baker Fentress application. The General American Investors Company, Inc.33 and Broad Street Investing Corporation exemptive requests both involved the complete or partial externalization of internal management functions of internally-managed funds to the newly formed investment adviser subsidiaries of the funds in question.34 The PMC Capital, Inc. request

[33]	See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

[34]

See General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991)(notice) and 18322 (Sept. 17, 1991)(order)(by the Commission) (This order amended the order issued in 1980), and Broad Street Investing Corporation, et al., Investment Company Act Release Nos. 7071 (March 16, 1972)(notice) and 7117 (April 4, 1972)(order) (pursuant to delegate of authority).

for relief proposed that PMC Capital, Inc. and the REIT advised by PMC Capital, Inc.’s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). This request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

F.	Maintaining Ownership of AC LLC is Consistent with the Protection of Investors

Allowing the Company to maintain its investment in AC LLC is not only consistent with the protection of investors, it benefits the Company’s stockholders. Holding and continuing to invest in AC LLC following its registration as an investment adviser ensures that the economic benefit to be derived from its operations will exclusively benefit the stockholders of the Company. In so doing, it continues the business model of capturing advisory revenues from managing the Funds the Company has developed in recent years.

In addition, growth is essential to the Company’s ability to retain and attract highly qualified personnel, either as employees of the Company or of AC LLC. AC LLC’s assets under management and the additional revenue assist the Company in providing financial incentives to attract and retain qualified personnel. The retention of such personnel, in turn, will help to ensure the success of the Company.

AC LLC will also not subject the Company’s stockholders to additional risks. Because AC LLC is but one of the Company’s many investments, continuing to invest in AC LLC does not adversely impact the Company’s risk profile. In addition, the Company is insulated from losses in connection with AC LLC’s business beyond the amount of its capital investment because of AC LLC’s status as a separate entity. Therefore, from the perspective of the Company’s stockholders, the Company’s direct ownership of AC LLC should be viewed no differently than the Company’s investment in its other management companies or portfolio companies.

G.	Allowing the Company to Continue to Hold AC LLC is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set. Such growth is important to the Company’s continued success.

The Company further submits that Section 12(d)(3) should not prevent the Company’s stockholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership of AC LLC.

The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part “to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business . . .”35 This Congressional intent will be furthered by permitting the Company to continue to invest in AC LLC.

The Company is merely continuing to develop AC LLC. In addition, the Company will be able to leverage its investment knowledge to support AC LLC’s portfolio’s growth and investments in similar investments. If the requested relief is not granted, the Company may be forced to seek to dispose of its interests in AC LLC when it is required to become a registered investment adviser, thus causing substantial economic harm to the Company and its stockholders by preventing the Company from preserving the value of its existing investment in AC LLC and losing the value of the growth potential of AC LLC.

H.	Conclusion

For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for the purpose of permitting the Company to continue to hold AC LLC as described in this Application on the basis that such ownership is in the best interests of the Company and its stockholders and that requiring the Company to sell its ownership interest (the probable outcome if such order is not granted) would cause substantial economic harm to the Company’s stockholders.

V. CONDITIONS

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.	The Company will not dispose of the interests of AC LLC if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of AC LLC unless the Company disposes of 100 percent of its membership interests in AC LLC.

2.	The board of directors of the Company will review at least annually the investment management business of the Company and AC LLC in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of AC LLC and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

[35]	Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

VI. THE DELEGATED AUTHORITY OF THE DIVISION OF INVESTMENT MANAGEMENT

The Company submits that the Division of Investment Management has delegated authority to issue a notice with respect to this Application, and, assuming no hearing is requested, to issue the requested Order. The Commission’s Regulation 30-5 under the Exchange Act provides, in pertinent part, that the Director of the Division of Investment Management has delegated authority from the Commission, except as otherwise provided in that regulation:

“to issue notices . . .. with respect to applications for orders under the Act and the rules and regulations thereunder and . . . where, upon examination, the matter does not appear to the Director to present significant issues that have not been previously settled by the Commission or to raise questions of fact or policy indicating that the public interest or the interest of investors warrants that the Commission consider the matter.”36

Reg. § 200.30-5(a)(1)

Corresponding authority is delegated to authorize the issuance of orders where a notice has been issued, no request for a hearing has been received, the Director believes that the matter presents no significant issues that have not been previously settled by the Commission, and it does not appear to the Director to be necessary in the public interest or the interest of investors that the Commission consider the matter.37

The Company submits that the relief requested presents no significant issues that have not previously been the subject of exemptive relief, including a number of orders in which that relief was itself granted pursuant to delegated authority.

VII. AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s board on March 10, 2011 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company and AC LLC by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 23rd day of November, 2011.

[36]	Reg. § 200.30-5(a)(1).

[37]	Reg. § 200.30-5(a)(2).

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

AMERICAN CAPITAL, LLC

By:	/s/ Samuel A. Flax
Samuel A. Flax
Vice President and Secretary

EXHIBIT INDEX

Description	Exhibit	Page No.
Verifications	A	27

Resolutions of the American Capital, Ltd. Board of Directors Adopted March 10, 2011	B	29

EXHIBIT A

VERIFICATIONS

State of Maryland                    )

                                                  )                ss:

County of Montgomery           )

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated November 23, 2011, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital, Ltd.; that he is the Executive Vice President, General Counsel and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

Subscribed and sworn before me, a notary public, this 23rd day of November, 2011.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

VERIFICATIONS

State of Maryland                     )

                                                   )                ss:

County of Montgomery            )

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated November 23, 2011, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital, LLC.; that he is the Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel A. Flax
Samuel A. Flax
Vice President and Secretary

Subscribed and sworn before me, a notary public, this 23rd day of November, 2011.

/s/ Pamela Powell
Name: Pamela Powell
My Commission Expires: August, 28, 2014
[Official Seal]

EXHIBIT B

AMERICAN CAPITAL, LTD. (the “Corporation”)

RESOLUTIONS OF THE BOARD OF DIRECTORS

RESOLUTIONS ADOPTED March 10, 2011

WHEREAS, the Corporation currently owns 100% of the membership interests of American Capital, LLC (“AC LLC”);

WHEREAS, the Board anticipates that AC LLC will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

WHEREAS, the Board believes that the ability to continue to own and invest in AC LLC is in the best interests of the Corporation and its stockholders;

WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers; and be it

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and be it

FURTHER RESOLVED, that each of the Chairman of the Board, the Chief Executive Officer, any President, any Executive Vice President, any Senior Vice President or any Vice President in the Finance, Accounting and Legal Departments of this Corporation (each an

“Officer”) acting singly hereby is authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.